Eddid Securities USA Inc.
Statement of Financial Condition
December 31, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70253

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALERS: Eddid Securities USA Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Broadway, Suite 801
(No. and Street)

NEW YORK	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Francis Ong (212) 363-6888
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wei, Wei & Co., LLP
(Name – *if individual, state last, first, middle name*)

133-10 39th Avenue	Flushing	NY	11354
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Francis Ong, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Eddid Securities USA, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

_____

_____

_____



                                                              Signature

                                                              Principal
                                                              Title

_____
Notary Public

ALICE J. CHOI
No. 01CH6182362
Notary Public, State of New York
Qualified in Queens County
My Commission Expires _____ 4/27/20.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report pursuant to Securities and Exchange Commission Rule 17a5(d)(4)

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eddid Securities USA, Inc.
Index

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statement	
Statement of Financial Condition	2
Notes to Financial Statements	3-6



WEI WEI & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

• MAIN OFFICE
133-10 39TH AVENUE
FLUSHING, NY 11354
TEL. (718) 445-6308
FAX. (718) 445-6760

• CALIFORNIA OFFICE
36 W BAY STATE STREET
ALHAMBRA, CA 91801
TEL. (626) 282-1630
FAX. (626) 282-9726

• BEIJING OFFICE
11/F NORTH TOWER
BEIJING KERRY CENTRE
1 GUANGHUA ROAD
CHAOYANG DISTRICT
BEIJING 100020, PRC
TEL. (86 10) 65997923

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Eddid Securities USA Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Eddid Securities USA Inc. as of December 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Eddid Securities USA Inc. as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Eddid Securities USA Inc.'s management. Our responsibility is to express an opinion on Eddid Securities USA Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Eddid Securities USA Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Wei Wei & Co. LLP

We have served as Eddid Securities USA Inc.'s auditor since 2019.
Flushing, NY
February 28, 2020

Eddid Securities USA, Inc.
Statement of Financial Condition
As of December 31, 2019

Assets		
Cash	$	437,755
Deposit held at clearing broker		250,000
Fixed assets		31,381
Other assets		25,681
Total assets	$	744,817
Liabilities and Stockholder's Equity		
Due to parent	$	96,035
Accounts payable and accrued expenses		14,130
Total liabilities		110,165
Stockholder's equity		
Common stock, $0.01 par value share		
1,000 shares authorized, issued and outstanding		10
Additional paid-in capital		1,099,990
Deficit		(465,348)
Total stockholder's equity		634,652
Total liabilities and stockholder's equity	$	744,817

The accompanying notes are an integral part of this financial statement.

Eddid Securities USA, Inc.
Notes to Statement of Financial Condition
December 31, 2019

1. Organization

Eddid Securities USA, Inc. (the "Company"), was incorporated in Delaware on October 30, 2018. On August 2, 2019, the Company received approval to become a broker-dealer and as such is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). On August 14, 2019, the Company received approval to become an introducing broker and is registered with the Commodity Futures Trading Commission ("CFTC"), and is a member of National Futures Association ("NFA").

The Company is an introducing broker-dealer and was established to engage in retail brokerage activity, utilizing their mobile application trading platform. The company conducts business in equities, futures contracts, options trading, and also private placements. It is an introducing firm and does not perform any type of clearing function for itself or others.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of Paragraph (k)(2)(i) provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in conjunction with its activities as a broker-dealer and does not hold funds or securities for or owe money or securities to customers. The Company does not have any customers as defined by Rule 15c3-3(a)(1). Accordingly, the Company is exempt from the requirements of the provisions of Rule 15c3-3(e) (the "Customer Protection Rule"), based on the exemption provided in Rule 15c3-3(k)(2)(i), and does not maintain any "Special Account for the Exclusive Benefit of Customers."

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Cash and cash equivalents
The Company considers all demand and time deposits and all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Use of Estimates
The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from the estimates that were used.

2.   **Summary of Significant Accounting Policies (continued)**

Revenue Recognition
Effective January 1, 2019, the Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. The adoption of this standard has no effect on the Company's financial statements.

Furniture and Equipment
Furniture and equipment is stated at cost and is being depreciated over three to seven years, which approximates their useful lives, using the straight-line method. Major expenditures for property and equipment which substantially increase their useful lives are capitalized; maintenance, repairs, and minor renewals are expensed as incurred.

Leases
In February 2016, the FASB issued Accounting Standards Update ("ASU") ASU No. 2016-02, Leases ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted, and is effective for the Company as of January 1, 2019. The Company elected to not recognize a right-of-use asset and a lease liability on its balance sheet under the new lease accounting standard in accordance with FASB ASC 842-20-25-2 since the lease is less than 12 months and accordingly does not have to be recognized. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Income Taxes
The Company was organized as a corporation for federal tax purposes. Income taxes are provided under the provisions of ASC 740, "Accounting for Income Taxes". Accordingly, the Company recognizes the current and deferred tax consequences of all transactions recognized in the financial statements, calculated based on the provisions of enacted laws, including the tax rates in effect for current and future years. Valuation allowances are established for deferred tax assets when it is more likely than not that they will not be realized.

The Company also applies ASC Topic 740-10, "Accounting for Uncertainty in Income Taxes" which sets out a framework for management to use to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained, and the amount of benefit is then measured on a probabilistic approach, as defined in the ASC Topic. The ASC Topic also sets out disclosure requirements to enhance transparency of an entity's tax reserves. As of December 31, 2019, there are no uncertain tax positions.

3. **Furniture and Equipment**

Details of furniture and equipment are as follows:

Computer and Equipment	$	21,182
Furniture and Fixtures		10,199
	$	31,381

No depreciation expense has been recognized since the Company had not commenced operations.

4. **Related Party Transaction**

As of December 31, 2019, the Company had a payable of $96,035 due to the Parent. The Parent made payments on behalf of the Company for certain operating expenses. This amount is included in due to parent on the statement of financial condition at December 31, 2019.

5. **Income Taxes**

At December 31, 2019, the Company has a standalone net operating loss carryforward ("NOL") of approximately $465,000 for federal, New York State and New York City income tax purposes. The Company's net deferred tax asset before valuation allowance was approximately $152,000, primarily as a result of net operating losses. The valuation allowance increased by approximately $120,000 for the year ended December 31, 2019.

As of December 31, 2019, the Company's income tax returns for the tax year 2018 is subject to examination by tax authorities.

6. **Net Capital Requirements**

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. Rule 15c3-1 requires that the Company must maintain minimum net capital, as defined, equal to the greater of $5,000 or 12.5% aggregate indebtedness ($13,771). At December 31, 2019, net capital of $577,590, exceeded the required net capital minimum of $13,771 by $563,819. The Company is required to maintain a ratio of aggregate indebtedness to net capital not to exceed 15 to 1, and its net capital ratio is 0.19 to 1.

In addition, as an introducing-broker regulated by the NFA, the Company is required to maintain adjusted net capital (as defined by CFTC Regulation 1.17) equivalent to or in excess of $45,000 or the minimum net amount required by the Rule, whichever is greater. However, the Company is currently subject to "Enhanced Supervisory Requirements" requiring minimum capital of $250,000. At December 31, 2019, net capital of $577,590, exceeded the required net capital minimum of $250,000 by $327,590.

7. **Concentration of Credit Risk**

    Cash consists of cash in banks, primarily held at three financial institutions which at times may exceed federally insured limits of $250,000. The Company has not experienced any losses and does not believe there to be any significant credit risk with respect to these balances. At December 31, 2019, the Company's cash accounts are all within the insured limits.

8. **Risks Regarding Commencement of the Business**

    The Company is currently in the process of commencing operations. Accordingly, the Company has generated operating losses during the year ended December 31, 2019. There are many risks related to commencing any new business including attracting and retaining new employees, creating an efficient operations platform, acceptance by the marketplace of the business created and its ability to generate profitable operations and positive cash flows. These risks create uncertainties regarding the Company's ability to continue as a going concern.

    While management plans to create a business in trading equities, futures contracts, options, and private placements, the Company presently does not have the capital to support the Company's operations and management believes that it will require additional funding from its Parent. While management believes in the viability of its strategy to commence and generate adequate sales volume, achieve profitable operations and positive cash flows, it will also be dependent upon the economic environment and trends in the industry. If the Company is unable to commence and generate adequate sales and achieve profitable operations, the Parent has agreed to provide the necessary financial support to the Company.